BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301


                                November 3, 2006

BY EDGAR
Michael K. Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      BellaVista Capital, Inc. (the "Company")
                  Schedule TO-I filed October 13, 2006
                  Schedule 14D-9 filed October 13, 2006
                  SEC File No. 5-80316

Dear Mr. Pressman:

         The Company filed an amendment to the above-referenced Schedule TO-I concurrently with filing this letter. The Schedule has been revised as requested in your letter dated October 27, 2006. Under separate cover, our counsel, Paul Derenthal has responded on behalf of the Company to the comments in your letter.

         The Company hereby acknowledges with respect to the above referenced matter that

     o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  BellaVista Capital, Inc.

                  By:  /s/ MICHAEL RIDER
                       ----------------------------
                       Michael Rider, President